Archer Daniels Midland Company 77 West Wacker Drive, Suite 4600 Chicago, IL 60601

September 5, 2014

Ms. Anne Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Archer-Daniels-Midland Company
Registration Statement on Form S-3
Filed August 8, 2014
File No. 333-197958
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 1-00044

Dear Ms. Parker:

Archer-Daniels-Midland Company (the “Company”) is pleased to submit the following responses to the comments of the Staff as set forth in your letter to the Company dated August 22, 2014, regarding the Company’s Registration on Form S-3, filed on August 8, 2014, and Form 10-K for fiscal year ended December 31, 2013, filed on February 26, 2014. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response in bold.

Registration Statement on Form S-3

General

1.
Comment:    Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement on Form S-3 filed on August 8, 2014 until all issues concerning the outstanding comments on your Form 10-K for the fiscal year ended December 31, 2013, have been resolved.

Response:    The Company respectfully notes this comment and will not submit a request for acceleration of effectiveness of the Registration Statement on Form S-3 until the comments on the Company’s Form 10-K for the fiscal year ended December 31, 2013 have been resolved.

Securities and Exchange Commission

2.
Comment:    You told us in your letter dated February 15, 2011 that you sold and would continue to sell certain commodities into Cuba, Iran, Sudan and Syria. Also, you state on your website that you distribute Alfredo Ińesta brands of specialty agrochemicals in Iran. Cuba, Iran, Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure about any contacts with Cuba, Iran, Sudan or Syria. Please provide us with information regarding your contacts with Cuba, Iran, Sudan and Syria since the referenced letter. You should describe any goods and services you have provided into Cuba, Iran, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Response:    Since our letter dated February 15, 2011, the Company has continued to engage in limited commercial transactions for the sale of agricultural commodities, food, food ingredients, animal feed or animal feed ingredients with counterparties located in Cuba, Iran, Sudan and Syria.

To the knowledge of the undersigned, after reasonable inquiry, a small percentage of the transactions involved government-controlled agencies; however, no counterparty in any of these transactions appeared on the list of denied parties and entities maintained by the Office of Foreign Asset Control and Bureau of Industry and Security. All transactions were negotiated on an arm’s-length basis and were governed by commercial agreements containing terms that are standard in the Company’s agreements for transactions in these goods.

While it is difficult to predict the potential for future commercial transactions with or involving counterparties located in the referenced countries, we anticipate that, barring a change in U.S. export policy or law, we will continue to engage in business transactions in these countries as described above.

The Company entered into an agreement with Grupo Iñesta to be a global distributor of Alfredo Iñesta brand specialty agrochemicals (e.g. fertilizers) in March of 2011. The Company has executed a limited number of immaterial transactions under this agreement, and none have been with Iran. The distributor agreement with Grupo Iñesta was dissolved during the first quarter of 2014.

3.
Comment:    Please discuss the materiality of any contacts with Cuba, Iran, Sudan and Syria described in response to the comment above, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Iran, Sudan and Syria since the referenced letter. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

Securities and Exchange Commission

Response:    The Company does not believe that the transactions described above are material in quantitative or qualitative terms, nor do they present a material investment risk for our security holders. Since June 30, 2010, the subject transactions represent in the aggregate less than 0.3% of the Company’s revenues, with the terms of the sale essentially requiring cash or letter of credit availability prior to transfer of title in all cases. The Company’s assets and liabilities in the referenced countries are limited to accounts receivable and accounts payable associated with these sales transactions and immaterial amounts of inventory; the Company does not operate any manufacturing facilities in these countries.

As stated above, all of the transactions involve agricultural commodities, food, food ingredients, animal feed or animal feed ingredients. To the knowledge and belief of the undersigned, after reasonable inquiry, no stockholder or potential investor has raised any concerns, and the Company does not believe that the activities described above would be viewed negatively by investors or the public.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

4.
Comment:    We note you attribute changes in revenue among your segments to changes in prices and in volumes sold. For example you state on page 27 that Oilseed Processing sales decreased to $34.9 billion due principally to lower sales volumes of merchandized soybeans and lower average selling prices of biodiesel and cocoa products. Further, you state Agricultural Services sales decreased 4% to $41.5 billion due principally to lower U.S. sales volumes caused in part by drought-related decreased crop availability and lower average selling prices of corn and soybeans. Please quantify separately the impact price changes versus volume changes had on your revenues from period to period and describe the underlying reasons for these changes. You may refer to Item 303(a)(3)(iii) of Regulation S-K and FRCs §501.04 and §501.12.b.4 if you require further clarification or guidance.

In addition, as changes in volumes contribute to fluctuations in your revenues, please tell us the reasons you have not disclosed the volumes underlying your revenues for each of the products within your segments as well as the extent to which production capacity has been utilized. Please note the guidance in FRC §501.12.b.1 (including footnote 5), emphasizes the importance of disclosing key indicators of financial condition and performance, including non-financial variables such as units or volumes produced and sold and manufacturing plant capacity and utilization.

Securities and Exchange Commission

Response:    In response to the first portion of your request, the Company will include in future filings discussion in the MD&A regarding the impact of price changes versus volume changes on our revenues from period to period similar to the following:

Revenues in 2013 decreased 1% to $89.8 billion, primarily due to lower average selling prices ($1.5 billion), related to a decrease in underlying commodity costs, partially offset by an approximate $0.8 billion favorable variance from foreign exchange translation. Oilseeds Processing sales decreased 2% to $34.9 billion due principally to lower sales volumes of merchandised soybeans ($1.6 billion) and lower average selling prices of biodiesel ($0.5 billion) and cocoa products ($0.2 billion). These decreases were partially offset by higher average selling prices of merchandised soybeans ($0.9 billion). Corn Processing sales increased 11% to $13.1 billion due principally to higher ethanol sales volumes ($1.2 billion), including merchandised volumes. Agricultural Services sales decreased 4% to $41.5 billion due principally to lower U.S. sales volumes caused in part by drought-related decreased crop availability and lower average selling prices of corn ($0.6 billion) and soybeans ($0.5 billion).

In response to the second portion of your request, the Company respectfully submits that our earnings releases and investor presentations disclose processed volumes by segment in tabular format, and the Company will include similar disclosures in future filings. The Company has hundreds of processing facilities worldwide and, outside of seasonal repairs and maintenance activities, operates these facilities consistently at or near capacity on an overall basis. Also, given limited on-site storage capacity at these facilities, inventory levels in the facilities on an overall basis remain relatively consistent from period to period. As a result, the Company believes processed volumes are a good indicator of both sales volume trends and management’s operational effectiveness.

Financial Statement and Supplementary Data, page 47

Consolidated Statements of Earnings, page 48

5.
Comment:    Disclosure in various parts of your filing indicates that you generate revenue from the sale of both products and services. In view of this, explain to us how you have considered separately disclosing on the face of your statements of operations revenue from the products and services. See Rule 5-03(b)(1) of Regulation S-X.

Response:    The Company considers the requirements of Rule 5-03(b)(1) of Regulation S-X when assessing and analyzing its presentation of revenue. Based on the Company’s analysis, revenues from services were approximately 1% of net sales during all years presented in the Form 10-K for the fiscal year ended December 31, 2013. Thus, the Company determined that separate disclosure was not warranted. Should the level of service revenues change significantly or become material, the Company will evaluate its presentation of revenues accordingly.

Securities and Exchange Commission

Notes to Consolidated Financial Statements, page 53

Note 18 – Segment and Geographic Information, page 96

6.
Comment:    Information included in slide number 5 from the investor presentation for the quarter ended June 30, 2014, suggests that you track revenue by various categories of products and services. In view of this, explain to us how you have considered the disclosure requirements of FASB ASC paragraph 280-10-50-40.

Response:    Slide number 5 from the investor presentation for the quarter ended June 30, 2014 details the Company’s operating profit by subsegment. Historically, the Company has presented revenues by subsegment as a table within the MD&A to support its period over period analysis of revenue, as can be seen on page 27 of the Company’s Form 10-K for the fiscal year ended December 31, 2013. The Company will include similar information as part of the Segment and Geographic Information footnote in future filings.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I trust that this letter responds adequately to the Staff’s concerns. If we can facilitate the Staff’s review of this response, or if the Staff has any questions on any of the information set forth herein, please telephone our counsel, W. Morgan Burns, at (612) 766-7136, or Dawn Holicky Pruitt, at (612) 766-7103.  Thank you again for your time and consideration.

Very truly yours,

ARCHER-DANIELS-MIDLAND COMPANY

/s/ Ray G. Young
Ray G. Young
Senior Vice President & Chief Financial Officer